Crosshair Exploration & Mining Corp.
Management Discussion & Analysis	Page 1
For the Nine Months Ended January 31, 2007
Containing information up to and including March 16, 2007

Management's Discussion and Analysis ("MD&A") is intended to help the reader understand the Crosshair Exploration & Mining Corp. (the “Company”) financial statements. The information provided herein should be read in conjunction with the Company’s unaudited financial statements and notes for the nine months ended January 31, 2007 and 2006. The following comments may contain management estimates of anticipated future trends, activities or results. These are not a guarantee of future performance, since actual results could change based on other factors and variables beyond management control.

Management is responsible for the preparation and integrity of the financial statements, including the maintenance of appropriate information systems, procedures and internal controls and to ensure that information used internally or disclosed externally, including the financial statements and MD&A, is complete and reliable. The Company’s board of directors follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders. The board’s audit committee meets with management quarterly to review the financial statements including the MD&A and to discuss other financial, operating and internal control matters.

The reader is encouraged to review Company statutory filings on www.sedar.com and to review general information including reports and maps on the Company's website at www.crosshairexploration.com.

DESCRIPTION OF BUSINESS AND OVERVIEW

The Company is a mineral exploration company engaged in the acquisition and exploration of mineral properties (primarily uranium, base and precious metals). The Company does not have any producing mineral properties at this time. The Company’s business is presently focused on the exploration and evaluation of various mineral deposits in North America. On February 10, 2006 the Company graduated to Tier 1 on the TSX Venture Exchange.

The Company is currently focusing its exploration activities on the following properties:

  South Golden Promise and Golden Promise properties located in Newfoundland, Canada, acquired through option agreements with Paragon Minerals Corporation in February 2003 and May 2006.

  Moran Lake Property located in Labrador, Canada, acquired through an option agreement with a private individual in November 2004.

In the third quarter of 2006 the Company also acquired 11 claims known as the Sinbad claims. These claims are located in Emery County, Utah.

During fiscal 2006, the Company also decided not to pursue exploration on certain properties. Subsequently, the option-JV agreements with Rubicon Minerals Corporation for the Glenwood Break and Wings Point-Titan properties were terminated and related property costs were written off.

During fiscal 2005, the Company announced that it had completed a formal joint venture with the Liaoning Non-ferrous Geological Bureau (the “Bureau”) in China for the Beigou Gold Project. However, during the third quarter of 2006 the Company decided to shift its main focus on its Newfoundland and Labrador properties and as a result the Company decided not to continue with the Beijou Gold Property in China.

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis	Page 2
For the Nine Months Ended January 31, 2007
Containing information up to and including March 16, 2007

Please refer to the “Mineral Properties” section for further details on all properties.

SELECTED ANNUAL INFORMATION

	Year Ended April 30, 2006	Year Ended April 30, 2005	Year Ended April 30, 2004

Total revenues	$ Nil	$ Nil	$ Nil
General and administrative expenses	2,410,229	1,243,921	951,291
Write-off of resource property	1,518,429	188,988	Nil
Loss for the year	(2,175,473)	(645,386)	(951,291)
Loss per share – basic	(0.05)	(0.03)	(0.09)
Total assets	18,366,392	7,310,943	1,511,804
Total long-term financial liabilities	Nil	Nil	Nil
Cash dividends declared – per share	Nil	Nil	Nil

Results of Operations for the year ended April 30, 2006 compared to the year ended April 30, 2005

This review of the results of operations should be read in conjunction with the audited financial statements of the Company for the years ended April 30, 2006 and 2005.

Financial Results

For the year ended April 30, 2006, the Company incurred a net loss of $2,175,473 ($0.05 per share) compared to a net loss of $645,386 ($0.03 per share) for the prior year. The Company had no operating revenue in either period. Interest income of $233,065 (2005 – $20,803) and management income of $12,000 (2005 – $12,000) were recorded in this year. During the year the Company wrote off mineral properties totaling $1,518,429 (2005 - $188,988). Due to a change in the accounting policy regarding the flow through expenditures renunciation, the Company recorded $1,580,120 in future income tax recovery in the year ended April 30, 2006 (2004 -$754,720).

The Company’s operating expenses for the year were $2,410,229 (2005 – $1,243,921). The increase in general and administrative expenses was the result of increased business activities such as office relocation, hiring additional employees both in the Vancouver and Newfoundland offices, acquisitions of new properties, and the completion of a major private placement.

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis	Page 3
For the Nine Months Ended January 31, 2007
Containing information up to and including March 16, 2007

SELECTED QUARTERLY INFORMATION

Selected financial indicators for the past eight quarters are shown in the following table (Expressed in $’s):

	Jan. 07 Quarter	Oct. 06 Quarter	July 06 Quarter	April 06 Quarter	Jan. 06 Quarter	Oct. 05 Quarter	July 05 Quarter	April 05 Quarter
Total Revenue	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Earnings (loss) for the period	(1,335,021)	(1,324,992)	(1,008,105)	(620,786)	(42,245)	(1,564,785)	(487,657)	(454,137)
Earnings (loss) per Share (Basic & Diluted)	(0.02)	(0.02)	(0.02)	(0.01)	(0.00)	(0.04)	(0.01)	0.01
Total Assets	21,995,227	20,062,687	18,799,196	18,366,392	17,625,081	6,488,108	6,727,425	7,310,943
Total long-term liabilities	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Cash dividends declared	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Results of Operations for the nine months ended January 31, 2007 and nine months ended January 31, 2006

For the nine months ended January 31, 2007, the Company incurred a net loss of $3,668,118 (loss per share -$0.06) compared to a net loss of $2,094,687 (loss per share - $0.05) for the same period in the prior year. The loss is comprised of the general and administrative expenses of $4,102,782 (2006 – $2,226,625) and property write-offs of $Nil (2006 - $1,518,429). Management and interest income of $325,683 (2006 - $142,247) and realized/unrealized gains on marketable securities of $108,981 (2006 - $Nil) offsets the operating loss.

In the nine months ended January 31, 2007 compared to the same period in the prior year, the Company increased its exploration, corporate and financing activities. For example there was an increase in exploration activities on the Moran Lake Property and Golden Promise Property and the Company hired and appointed new officers, directors and contractors. The additional administration, accounting and management time was required as the Company became more active. As a result, the Company’s operating expenses increased by $1,876,157 in the nine months ended January 31, 2007 compared to the same period of 2006. The major expense categories were accounting fees $31,746 (2006 - $99,413); management fees $35,000 (2006 - $150,000); consulting fees of $132,920 (2006 - $191,701); investor relations expense $110,985 (2006 - $90,347); travel expense $156,470 (2006 - $101,146); legal costs $156,501 (2006 - $112,775); stock-based compensation $2,191,363 (2006 -$1,017,627); wages and salaries expense $658,047 (2005 - $10,023); and office and miscellaneous expenses $442,090 (2005 - $190,403).

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis	Page 4
For the Nine Months Ended January 31, 2007
Containing information up to and including March 16, 2007

MINERAL PROPERTIES

In each of the past eight quarters, the Company incurred the following expenditures (net of write-off) on exploration of properties (Expressed in $’s):

	Jan. 07 Quarter	Oct. 06 Quarter	July 06 Quarter	April 06 Quarter	Jan. 06 Quarter	Oct. 05 Quarter	July 05 Quarter	April 05 Quarter
Current Properties
Golden Promise	229,409	205,548	252,997	Nil	Nil	Nil	Nil	Nil
Moran Lake Property	1,505,655	2,888,512	1,357,210	781,868	701,278	680,903	50,066	388,558
Otter / Portage Lake	276,750	149,918	58,447	(2,400)	72,800	Nil	Nil	Nil
Sinbad Claims	Nil	2,351	776	8,597	4,125	Nil	Nil	Nil
South Golden Promise	297,887	473,612	200,172	62,427	89,472	190,921	144,912	68,344
Properties written-off
Glenwood Break	Nil	Nil	Nil	Nil	Nil	(892,998)	107,836	93,374
Wings Point-Titan	Nil	Nil	Nil	Nil	Nil	(408,234)	15,825	93,338
Beigou Gold Property	Nil	Nil	Nil	Nil	(217,550)	21,562	24,544	94,536
Other Properties	Nil	Nil	Nil	Nil	Nil	Nil	Nil	(145,932)
Total	2,309,701	3,719,941	1,869,602	850,492	650,125	(407,846)	343,183	592,218

During the nine months ended January 31, 2007, the Company spent a total of $7,899,244 on its properties (including $242,500 paid in cash and $1,078,150 from the issuance of 445,000 common shares related to acquisition costs) compared to 585,671 incurred during the nine months ended January 31, 2006. During the nine months ended January 31, 2007 the Company had property write-offs totaling $Nil compared to $1,518,429 during the nine months ended January 31, 2006.

During the second quarter of 2006, the Company elected to terminate its options in the Glenwood Break property and the Wings Point-Titan property and consequently mineral property costs of $884,096 and $374,522 were written-off. In addition, during the second quarter of 2006, the Company received a total $68,019 of exploration grant assistance from the government for the Glenwood Break property and the Wings Point-Titan property. As a result of these two factors, the Glenwood Break property and the Wings Point-Titan property resulted in a negative $892,998 and $408,234 in exploration expenditures for the second quarter in fiscal 2006 shown in the table above.

During the fourth quarter of fiscal 2005, the Company elected to terminate its options in North Paul’s Pond Gold property and DJ Gold property and consequently mineral properties costs of $109,878 and $79,148 were written-off in the year ended April 30, 2005, resulting in a negative $102,169 and $43,801 in exploration expenditures for the fourth quarter in fiscal 2005 in the table above. Expenditures of $63,775 related to North Paul’s Pond Gold property was also written off in the first quarter of 2006.

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis	Page 5
For the Nine Months Ended January 31, 2007
Containing information up to and including March 16, 2007

Based on the decision to concentrate its efforts in North America, on December 20, 2005 the Company decided not to continue with the Beijou Gold Property in China. As a result $229,935 was written-off in the third quarter of 2006.

During the third quarter of 2005, the Company received $59,568 of exploration grant assistance from the government for the Wings Point-Titan property, resulting in a negative $49,679 in exploration expenditures. In the third quarter of 2004, the Company received similar grant assistance from the government for the South Golden Promise property, resulting in a negative $43,929 in exploration expenditures.

NEWFOUNDLAND AND LABRADOR

Golden Promise Property

On May 2, 2006, the Company entered into an option agreement with Paragon Minerals Corporation (“Paragon”) (formerly Rubicon Minerals Corporation) to earn a 60% interest in the Golden Promise Property.

The option agreement calls for:

i)	Issuing common shares:

	Number of shares
Within 5 days of the execution date of the agreement	20,000	Issued by the Company
On or before May 1, 2007	20,000
On or before May 1, 2008	20,000
On or before May 1, 2009	20,000
	80,000

ii)	Incurring a total of $4,000,000 in exploration expenditures:

Amount
On or before May 1, 2007 (as a firm and binding commitment)	$ 750,000[1]
On or before May 1, 2008	900,000
On or before May 1, 2009	1,100,000
On or before May 1, 2010	1,250,000
$ 4,000,000

1As at January 31, 2007, the Company incurred $577,554 in exploration expenditures, paid $85,000 in cash, and issued 20,000 common shares at a value of $25,400 for acquisition costs.

iii)	Maintain all underlying agreements on the property (outlined below):

a)

On June 14, 2004, Paragon (formerly Rubicon) entered into an agreement with Stephen Courtney and Newfoundland and Labrador Minerals Ltd. (“Vendors”) for an option to acquire a 100% interest in the Otter Brook Property, subject to a 2% NSR of which 1% NSR (50% of the NSR) will be purchasable by Paragon from the Vendors at any time for $1,000,000. Paragon has a right of first refusal on the remaining 1% NSR.

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis	Page 6
For the Nine Months Ended January 31, 2007
Containing information up to and including March 16, 2007

The following cash payments will be made to the Vendors:

	Amount
Within 10 days of agreement acceptance date	$5,000	Paid by Paragon
On or before June 14, 2005	5,000	Paid by Paragon
On or before June 14, 2006	10,000	Paid by the Company
On or before June 14, 2007	15,000
	$35,000

b)

On May 22, 2002 Paragon (formerly Rubicon) entered into an agreement with William Mercer (“Owner”) for an option to acquire a 100% interest in 3 mineral licences (the Golden Promise Property), subject to a 2% NSR of which 1% NSR (50% of the NSR) will be purchasable by Paragon from the Owner at any time for $500,000 for 0.5% each. Rubicon has a right of first refusal on the remaining 1% NSR.

The following cash payments will be made to the Owner:

	Amount
Upon execution of the agreement (after regulatory approval)	$15,000	Paid by Paragon
On or before June 1, 2003	40,000	Paid by Paragon
On or before June 1, 2004	50,000	Paid by Paragon
On or before June 1, 2005	50,000	Paid by Paragon
On or before June 1, 2006	75,000	Paid by the Company
	$230,000

Issuing common shares:

	Number of shares
Upon execution of the agreement (after regulatory approval)	-
On or before June 1, 2003	20,000	Issued by Paragon
On or before June 1, 2004	30,000	Issued by Paragon
On or before June 1, 2005	50,000	Issued by Paragon
	100,000

During the nine months ended January 31, 2007, the Company advanced $587,000 to Paragon for Golden Promise exploration costs and at January 31, 2007, Paragon had spent $575,953, leaving $11,047 to be spent in the subsequent period.

Previous drilling identified a significant gold-bearing vein system at the Jaclyn Main Zone. The Phase 2 drill program has now increased the extent of gold mineralization at the Jaclyn by 150 metres to the east. Mineralization within the zone now extends for 625 metres along strike and to a depth of 225 metres, remaining open to depth and along strike.

A total of 7 holes of a planned 13 hole program were completed as of December 31, 2006 with drilling at Golden Promise now focusing on completing the 6 holes remaining in the Phase 2 drill program.

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis	Page 7
For the Nine Months Ended January 31, 2007
Containing information up to and including March 16, 2007

Exploration at Golden Promise has now progressed to the stage where the Company and partner Paragon Minerals are considering the extraction of a surface mini bulk sample from the main Jaclyn Zone. A bulk sample will test the intra-hole continuity of the mineralized vein system and assist in ascertaining grade continuity, given the nugget effect common in this style of mineralization.

In advance of the planned spin out of its Newfoundland gold and base metal assets, the Company plans to commission a NI 43-101 document covering the Golden Promise (gold) and Victoria Lake (zinc/copper/silver/gold) properties.

Moran Lake Property

On October 14, 2004, the Company entered into an agreement with a private individual for an option to acquire a 90% interest (subject to a 2% NSR and a 10% carried interest to the vendor) in the Moran Lake Property in Central Labrador. On March 1, 2005 the Company acquired another 381 claims north of the Moran Lake Property, known as Moran Heights.

The amended and restated agreement calls for:

i)	Making cash payments:

	Amount
Upon execution of the agreement (original)	$25,000	(Paid October 2004)
Within 5 business days of the approval date (original agreement)	50,000	(Paid November 2004)
Upon signing of the amended and restated agreement	25,000	(Paid March 2005)
On or before November 10, 2005	100,000	(Paid November 2005)
On or before November 10, 2006	100,000	(Paid November 2006)
On or before November 10, 2007	125,000
On or before November 10, 2008	150,000
	$575,000

ii)	Issuing common shares:

	Number of shares
Upon execution of the agreement (original)	250,000	(Issued October 2004)
Upon acceptance by the TSX Venture Exchange (amended agreement)	100,000	(Issued March 2005)
Upon the approval date of the original agreement	250,000	(Issued December 2004)
Second year share payment	250,000	(Issued October 2005)
Third year share payment	250,000	(Issued November 2006)
Fourth year share payment	250,000
Fifth year share payment	250,000
	1,600,000

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis	Page 8
For the Nine Months Ended January 31, 2007
Containing information up to and including March 16, 2007

iii)	Incurring a total of $3,000,000 in exploration expenditures:

	Amount
On or before November 10, 2005	$100,000	(Requirement met)
On or before November 10, 2006	300,000	(Requirement met)
On or before November 10, 2007	500,000	(Requirement met)
On or before November 10, 2008	800,000	(Requirement met)
On or before November 10, 2009	1,300,000	(Requirement met)
	$3,000,000

The agreement requires completion of a bankable feasibility study for the commencement of commercial production on the property within 24 months of completion of all aforementioned obligations.

As at January 31, 2007, the Company incurred $7,303,993 in exploration expenditures, paid $300,000 in cash, and issued 1,100,000 common shares at a value of $960,000 for acquisition costs.

The Company started its’ 2007 diamond drilling program on the Central Mineral Belt uranium property in Labrador, on January 29, 2007, with 2 drills at the C Zone.

The winter portion of the program will include 8000 meters of drilling and will concentrate on expanding the uranium resource contained in the Upper C Zone, specifically targeting the high grade zone identified during the 2006 program, which is open for expansion in all directions (see Company press release dated January 30, 2007). This zone is both wider and higher grade than the zones identified by Shell Canada in 1979.

An additional 30000 meters of drilling is planned to year end (70-80 holes). The 2007 drill program will focus on expanding the resources in the C Zone, but will also test new high priority targets including Croteau Lake, and Blue Star, which straddle the same unconformity as the C Zone.

Otter / Portage Lake Properties

On December 2, 2005 the Company entered into an agreement with a private company for an option to acquire a 100% interest (subject to a 1.5% NSR) in the Otter and Portage Lake Properties. The option agreement calls for:

i)	Making cash payments:

	Amount
Upon execution of the agreement	$25,000	(Paid in December 2005)
On or before December 2, 2006	30,000	(Paid in December 2006)
On or before December 2, 2007	35,000
On or before December 2, 2008	35,000
	$125,000

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis	Page 9
For the Nine Months Ended January 31, 2007
Containing information up to and including March 16, 2007

ii)	Issuing common shares:

	Number of shares
Upon acceptance by the TSX Venture Exchange	50,000	(Issued in January 2006)
On or before December 2, 2006	75,000	(Issued in December 2006)
On or before December 2, 2007	100,000
	225,000

iii)	Incurring a total of $600,000 in exploration expenditures:

	Amount
On or before December 2, 2006	$100,000	(Requirement met)
On or before December 2, 2007 an additional	200,000
On or before December 2, 2008 an additional	300,000
	$600,000

As at January 31, 2007, the Company incurred $208,765 in exploration expenditures, paid $55,000 in cash, and issued 125,000 common shares at a value of $291,750 for acquisition costs.

South Golden Promise, Wings Point-Titan, Glenwood Break Properties

In February 2003, the Company entered into three option-JV agreements with Paragon Minerals Corporation (“Paragon”) (formerly Rubicon Minerals Corporation) to acquire three separate interests in up to 2,515 mineral claims in the Botwood Basin area of Central Newfoundland. The agreements cover three separate land packages known as “Southern Golden Promise”, “Wings Point-Titan” and “Glenwood Break”. The Company had the right to acquire a 60% interest in the properties by issuing up to 1,200,000 shares (400,000 for each property) and by incurring aggregate exploration expenditures of $5,250,000 (Glenwood Break - $2,000,000; Wings-Point - $1,500,000; Southern Golden Promise - $1,750,000) within four years of September 2003.

Wings Point-Titan

The assay results received for Phase 2 program completed in spring 2005 were not significant enough to warrant further exploration on the property. At this time the Company has no further obligations in respect to this property and has accordingly written off a total of $374,522.

Glenwood Break Property

The Company elected to terminate the Glenwood Break option in the second quarter of 2006. At this time the Company has no further obligations in respect to this property and has accordingly written off a total of $884,096.

South Golden Promise

At January 31, 2007, the Company incurred $1,640,194 in exploration expenditures, issued 400,000 common shares at a value of $328,000 and paid cash to the vendor of $27,500, in relation to the Southern Golden Promise Property.

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis	Page 10
For the Nine Months Ended January 31, 2007
Containing information up to and including March 16, 2007

During the nine months ended January 31, 2007, the company advanced $370,000 to Paragon for Southern Golden Promise exploration costs and at January 31, 2007, Rubicon had spent $558,412 on behalf of the Company. As a result the Company owes Paragon $188,412.

The first phase of reconnaissance drilling at Victoria Lake was very successful in outlining multiple horizons of strongly altered, sulphide-bearing felsic volcanic rocks that could host a significant precious-metal rich massive sulphide deposit. The encouraging results received from the widely spaced drilling are strongly suggestive of a proximal VMS environment.

The 11 hole, 2198 meter program tested several precious metal-rich massive sulphide targets on four widely spaced grids underlain by highly prospective volcanic rocks similar to those hosting the nearby high grade Boomerang Cu-Pb-Zn massive sulphide deposit being explored by Messina Minerals.

Subsequent to January 31, 2007, the Company commenced of a 12 hole, 3000 meter Phase 2 drill program at the Golden Promise project. The program is to follow-up the success of the recently completed drill program, which returned some of the highest grade intersections of gold to date and added 100 metres of strike length to the Jaclyn Main zone. This Phase 2 drill program is focused on extending the strike length beyond 475 metres and depth beyond 192 metres at the Jaclyn Main zone.

North Paul’s Pond Gold Property

The assay results received for diamond-drilling program completed in spring 2005 and although locally anomalous were not significant enough to warrant further exploration on the property. As a result the Company terminated its option on the North Paul’s Pond Gold property on June 22, 2005. At this time the Company has no further obligations in respect to this property and has accordingly written off a total of $139,754.

UTAH

Sinbad claims

The Sinbad claims, located in Emery County, Utah, were transferred to the Company on January 17, 2006 for $4,125 and $11,724 was incurred in relation to geological work.

LIAONING PROVINCE, NORTHEAST CHINA

Beigou Gold Property

On September 16, 2004 the Company entered into a letter of intent with the Liaoning Non-ferrous Geological Bureau (the “Bureau”) in China for a formal joint venture of the Beigou Gold Project. On December 2, 2004, the Company announced the completion of a formal joint venture agreement with the Bureau following completion of a NI 43-101 report on the Beigou Gold project. The original agreement was amended and restated on April 18, 2005. The Company could earn an 80% interest in the Property by making exploration expenditures in the aggregate amount of US$3,500,000 and making cash payments to the Bureau in the amount of US$500,000, all over a five year period. A finder's fee of US$100,000, 1,000,000 common shares, and a 1% NSR, was to be paid to a third party over a five year period.

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis	Page 11
For the Nine Months Ended January 31, 2007
Containing information up to and including March 16, 2007

Based on the decision to concentrate its efforts in North America, on December 20, 2005 the Company decided not to continue with the Beijou Gold Property in China. At this time the Company has no further obligations in respect to this property and has accordingly written off a total of $229,935.

LIQUIDITY, FINANCINGS AND CAPITAL RESOURCES

Liquidity

The Company had cash on hand of $9,306,720 as of January 31, 2007 (April 30, 2006 - $13,947,976). The Company currently has sufficient cash resources to meet its ongoing obligations as they become due. The working capital at January 31, 2007 was $9,540,138 (April 30, 2006 - $14,093,821).

Capital Resources

The Company’s authorized capital consists of unlimited number of common shares without par value. At January 31, 2007 the Company had 63,585,091 issued and outstanding common shares (April 30, 2006 –58,356,045 issued and outstanding common shares), and at March 16, 2007, the Company had 70,266,124 issued and outstanding common shares.

The Company adopted a formal written stock option plan on July 26, 2004. Under this plan, the Company may grant options for up to 2,752,240 common shares to directors, employees, consultants and certain other service providers at exercise price to be determined by the Board by not less than closing market price on the date preceding the grant less allowable discounts as permitted by the Exchange of up to 25%, or such other prices as may be required or permitted by the Exchange at the time that the option is granted. Option shares are subject to the minimum vesting requirement, with 25% of the total number of the options granted to be released every 6 months from the date of grant. The options can be granted for a maximum term of 5 years. The Stock Option Plan was approved by the TSX Venture Exchange (the “Exchange”) on September 21, 2004. On February 10, 2006 the Company amended its Stock Option Plan to grant options for up to 11,308,528 common shares in order to reflect the Company’s increased issued and outstanding capital.

During the nine months ended January 31, 2007, 1,629,455 stock options were exercised, 600,000 stock options were cancelled or expired and 3,275,000 stock options were granted. As at January 31, 2007 the Company had 7,410,293 (of which 2,822,950 were exercisable) options outstanding at exercise prices ranging from $0.25 per share to $3.10 per share with expiry dates ranging from March 15, 2007 to January 12, 2012. Subsequent to January 31, 2007, 385,300 stock options and 147,372 agent’s options were exercised for total proceeds of $308,233. If exercised, the remaining 6,877,621 stock options would increase the Company’s available cash by $7,456,031.

As at January 31, 2007, the Company had 6,132,855 warrants outstanding ranging from an exercise price of $0.75 per share to $1.75 per share with expiry dates ranging from March 15, 2007 to November 3, 2007. Subsequent to January 31, 2007, 61,436 warrants were issued and 5,581,250 warrants and 76,736 agent’s warrants were exercised for total proceeds of $7,701,615. If exercised, the remaining 536,305 warrants would increase the Company’s available cash by $694,826.

Contributed surplus was $2,772,057 as at January 31, 2007 (April 30, 2006 - $1,188,003). The increase of $1,584,054 represents $2,191,363 of the fair value of the options released in the nine months ended January 31, 2007 less $607,309 of the fair value of stock options and warrants exercised. The fair value of the outstanding options and compensation options was calculated using the Black-Scholes method of valuation.

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis	Page 12
For the Nine Months Ended January 31, 2007
Containing information up to and including March 16, 2007

Related Party Transactions

The Company entered into transactions with related parties as follows:

During the nine months ended January 31, 2007, the Company accrued management fees of $25,000 (2006 -$9,000) from a public Company with directors in common. At January 31, 2007, $Nil (April 30, 2006 - $Nil) was owed from this party.

During the nine months ended January 31, 2007, the Company incurred management fees of $35,000 (2006 –$150,000) to a director. At January 31, 2007, $Nil (April 30, 2006 - $Nil) was owed.

During the nine months ended January 31, 2007, the Company incurred directors’ fees of $38,000 (2006 -$48,000), to non-executive directors. At January 31, 2007, $Nil (April 30, 2006 - $Nil) was owed to these directors.

During the nine months ended January 31, 2007, the Company incurred accounting fees of $Nil (2006 - $51,959) to a private company controlled by a former director. At January 31, 2007, $Nil (April 30, 2006 - $2,536) was owed.

During the nine months ended January 31, 2007, the Company incurred legal fees of $25,882 (2006 – $70,907) to a company that a director is a partner of. At January 31, 2007, $Nil (April 30, 2006 - $Nil) was owed to this party.

During the nine months ended January 31, 2007, the Company incurred geological consulting fees of $24,300 (2006 - $Nil) to a private company owned by a director. At January 31, 2007, $11,236 (April 30, 2006 - $Nil) was owed to this party.

At January 31, 2007, $328 (April 30, 2006 - $11,685) was owed to directors and/or officers for expenses paid on behalf of the Company.

As at January 31, 2007, $Nil (April 30, 2006 - $4,167) was owed from a director for management fees.

These transactions were incurred in the normal course of operations and, in management’s opinion, were undertaken with the same terms and conditions as transactions with unrelated parties.

Subsequent Events

Subsequent to January 31, 2007, 385,300 stock options, 147,372 agent options, 5,581,250 warrants and 76,736 agent warrants were exercised for gross proceeds of $8,009,848. Also, subsequent to January 31, 2007, 490,375 common shares were issued for gross proceeds of $707,344 in connection with the warrant incentive program announced on February 9, 2007.

Subsequent to January 31, 2007, the Company granted 1,950,000 stock options to various employees, officers, and directors of the Company for an exercise price of $2.50 per share.

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis	Page 13
For the Nine Months Ended January 31, 2007
Containing information up to and including March 16, 2007

Subsequent to January 31, 2007, the Company entered into an agreement with Target Exploration & Mining Corp. for the sale of the Sinbad claims for a cash payment in the amount of $31,698. The Company will retain a 2% net smelter royalty. The agreement is subject to the approval by the TSX.

Proposed Transactions

The Company is not contemplating any other transactions, which have not already been disclosed. The Company continues to look at other property acquisitions on a regular basis.

Risks and Uncertainties

The Company’s financial success will be dependent upon the extent to which it can discover mineralization or acquire mineral properties and the economic viability of developing its properties. The market price of minerals and/or metals is volatile and cannot be controlled. There is no assurance that the Company’s mineral exploration and development activities will be successful. The development of mineral resources involves many risks in which even a combination of experience, knowledge and careful evaluation may not be able to overcome. The Company has no source of financing other than those identified in the previous section.

Outlook

The Company’s objective is to work aggressively on the exploration of its mineral properties toward resource definition in the Province of Newfoundland and Labrador, Canada. The recent acquisition of the Moran Lake uranium property may allow the Company the potential to take advantage of relatively high uranium prices.

Forward Looking Statements

All statements in this report that do not directly and exclusively relate to historical facts constitute forward-looking statements. These statements represent the Company’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties, and other factors of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements. The Company disclaims any intention or obligation to update or revise any forward-looking statements, as a result of new information, future events or otherwise.